United States securities and exchange commission logo





                              February 25, 2021

       Peter Buckland
       Chief Financial Officer
       Khosla Ventures Acquisition Co.
       2128 Sand Hill Road
       Menlo Park, CA 94025

                                                        Re: Khosla Ventures
Acquisition Co.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
27, 2021
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 25,
2021
                                                            File No. 333-253096

       Dear Mr. Buckland:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed February 12, 2021

       Description of Securities, page 137

   1. Please revise your prospectus to describe the exclusive forum provision contained in
                                                        Article X of your
second amended certificate of incorporation filed as Exhibit 3.2 in your amended Form S-1 filed
on February 25, 2021, including the relevant forum for litigation and any subject matter
jurisdiction carve out. Please also describe, here and in a
                                                        separately captioned
risk factor, any risks or other impacts on investors, such as increased costs to bring a claim
and that the provision may discourage claims or limit investors
 Peter Buckland
Khosla Ventures Acquisition Co.
February 25, 2021
Page 2
      ability to bring a claim in a jurisdiction they find favorable. Finally, please include disclosure as to whether the provision applies only to state law claims or also to Exchange
      Act claims and/or Securities Act claims, and address any uncertainty about enforceability.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 if
you have any questions.



                                                           Sincerely,
FirstName LastNamePeter Buckland
                                                           Division of
Corporation Finance
Comapany NameKhosla Ventures Acquisition Co.
                                                           Office of Real
Estate & Construction
February 25, 2021 Page 2
cc:       Jim Morrone, Esq.
FirstName LastName